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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Apropos Technology, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

n/a*
(Cusip Number of Class of Securities)

Kevin G. Kerns
President and Chief Executive Officer
Apropos Technology, Inc.
One Tower Lane, 28th Floor
Oakbrook Terrace, Illinois 60181
(630) 472-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:
Grant A. Bagan
John P. Tamisiea
McDermott, Will & Emery
227 West Monroe Street
Chicago, Illinois 60606
(312) 372-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$3,927,000	$785.40

   Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase common shares of Apropos Technology, Inc. having an aggregate value of $3,927,000 as of May 23, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ /	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid: Not Applicable.
                Form or Registration No.: Not Applicable.
                Filing Party: Not Applicable.
                Date Filed: Not Applicable.

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
/ /	third party tender offer subject to Rule 14d-1.
/x/	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

*
There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 038334108.

ITEM 1. SUMMARY TERM SHEET.

    The information set forth under "Summary Term Sheet" in the Offer to Exchange certain Outstanding Options for New Options dated May 29, 2001 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

  (a)
  The name of the issuer is Apropos Technology, Inc., an Illinois corporation ("Apropos" or the "Company"). The address of its principal executive office is One Tower Lane, 28th Floor, Oakbrook Terrace, Illinois 60181. The telephone number at that address is (630) 472-9600.

  (b)
  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain options outstanding under the Company's 2000 Omnibus Incentive Plan (the "Plan") to purchase approximately 1,800,000 Common Shares of the Company, par value $0.01 per share ("Option Shares"), for new options that will be granted under the Plan (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. If you are not an employee of Apropos or one of its subsidiaries, you will not be eligible to accept the Offer. Only employees in the United States and the United Kingdom are eligible to participate in the offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

  (c)
  The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

  (a)
  The filing person is the issuer. The information set forth under Item 2(a) above and in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a)
  The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of options; expiration date"), Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights and change of election"), Section 6 ("Acceptance of options for exchange and issuance of new options"), Section 7 ("Conditions of the offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material U.S. federal income tax consequences"), and Section 16 ("Extension of offer; termination; amendment") are incorporated herein by reference.

  (b)
  The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

  (e)
  The Apropos Technology, Inc. 2000 Omnibus Incentive Plan, attached hereto as Exhibit (d), contains information regarding the subject securities. The information set forth in Section 9 ("Source and amount of consideration; terms of new options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a)
  The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Exchange under Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

  (c)
  The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)
  The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 17 ("Fees and expenses") is incorporated herein by reference.

  (b)
  Not applicable.

  (d)
  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)
  The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  (a)
  Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

  (a)
  The information set forth on pages 27 through 41 of Apropos' Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and on pages 3 through 7 of Apropos' Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, are incorporated herein by reference, each of which can be inspected on the Securities and Exchange Commission's web site at www.sec.gov.

  (b)
  Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

  (a)
  The information set forth in the Offer to Exchange under Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

  (b)
  Not applicable.

ITEM 12. EXHIBITS.

  (a)
  (1) Offer to Exchange certain Outstanding Options for New Options dated May 29, 2001.

  (2)
  Election Form.

  (3)
  Notice to Change Election from Accept to Reject.

  (4)
  Form of Promise to Grant Stock Option(s).

  (5)
  Memorandum from Kevin G. Kerns dated May 29, 2001.

  (b)
  Not applicable.

  (d)
  Apropos Technology, Inc. 2000 Omnibus Incentive Plan filed as Exhibit 10.5 to the Company's Registration Statement on Form S-1 declared effective on February 16, 2000 and incorporated herein by reference.

  (g)
  Not applicable.

  (h)
  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

  (a)
  Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

APROPOS TECHNOLOGY, INC.
	By:	Francis J. Leonard
	Its:	Chief Financial Officer
Date: May 29, 2001

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange certain Outstanding Options for New Options dated May 29, 2001.
(a)(2)	Election Form.
(a)(3)	Notice to Change Election from Accept to Reject.
(a)(4)	Form of Promise to Grant Stock Option(s).
(a)(5)	Memorandum from Kevin G. Kerns dated May 29, 2001.
(d)	Apropos Technology, Inc. 2000 Omnibus Incentive Plan filed as Exhibit 10.5 to the Company's Registration Statement on Form S-1 declared effective on February 16, 2000 and incorporated herein by reference.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
INDEX TO EXHIBITS